Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

[redacted]

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 02.06.06

ORK – Trade subject to notification REC

On 2 June 2006 Orkla ASA bought 10 million shares in Renewable Energy Corporation ASA (REC) at a share price of NOK 89.50. After this transaction Orkla and subsidiaries owns 125 915 300 shares in REC, which represents 25.48 % of the shares.

The reason for this notification is that Ole Enger (EVP in Orkla) and Roar Engeland (EVP in Orkla) are members of the Board in REC.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411

Date: 01.06.06

Trade subject to notification – Tomra ASA

Orkla ASA has on 1 June 2006, bought 77 200 shares in Tomra ASA. After this transaction, Orkla owns 8 948 200 shares, which represents 5,01% of the share capital and votes in Tomra.